RICHARDSON

& ASSOCIATES

ATTORNEYS AT LAW

November 14, 2018

United States

Securities and Exchange Commission

Washington D.C. 20549

Attention:	Thomas Jones

Russell Mancuso, Branch Chief

Re:	Envision Solar International, Inc.

Pre-Effective Amendment Number Two to the Registration Statement on Form S-1

Filed July 2, 2018

File No. 333-226040

Dear Commission:

Enclosed for filing on behalf of Envision Solar International, Inc., a Nevada corporation (the “Company”), is Pre-Effective Amendment Number Two to the Registration Statement on Form S-1, marked to indicate changes from the original filing. The following are our responses to the comments contained in your letter to the Company, dated October 12, 2018:

Prospectus cover, page i

1.	Please include the disclosure provided in response to prior comment 2 on the prospectus cover where you refer to the reported price of your securities.

We have added disclosure to footnote number 1 on the Prospectus cover to clarify that quotes on an over-the-counter marketplace may not be indicative of the market price on a national securities exchange.

Growth Strategy, page 4

2. Please tell us how the $20 million contract value was estimated. Also tell us whether the contract amount is binding or can be cancelled.

The State of California estimates the contract’s value by stating the amount it expects to spend under it, but that amount is not binding. The State of California is under no obligation to spend the amount estimated, and may spend more or less than that amount. The California contract does not have a cancellation clause, but we believe it can be terminated by nonrenewal or for cause. Furthermore, in studying the online published general conditions for these types of contracts, we note that they can be terminated for convenience or for lack of funding, though we have no indication that this is likely. The contract is mandatory for any State governmental agency in California seeking the solutions that our products provide, and

1453 Third Street Promenade, Suite 315, Santa Monica, California 90401

Telephone (310) 393-9992     Facsimile (310) 393-2004

United States

Securities and Exchange Commission

November 14, 2018

can be used by others such as county and municipal agencies at their option. The contract allows governmental agencies (and some non-governmental agencies such as universities) to issue purchase orders to us without having to go through a competitive process such as requests for proposals (RFP) or technical or other due diligence. The value of purchase orders anticipated by the State of California to be issued by government offices under this renewed contract is over $20 million. We have added this disclosure in the Registration Statement under Prospectus Summary - Growth Strategy on page 4."

If we fail to establish…, page 21

3. We note your response to prior comment 4. Please revise your disclosure here regarding “certain provisions of the Sarbanes-Oxley Act” to clarify which provisions of that Act you mean.

We have updated the risk factor beginning with “If we fail to establish…” to clarify that we are referring to Section 404 of the Sarbanes-Oxley Act. As indicated in the revised disclosure, by making the periodic self-assessment of our internal controls, we are conducting a process contemplated by Section 404 of the Sarbanes-Oxley Act. We have identified our material weaknesses, disclosed them, and concluded that we currently do not have an effective system of internal controls. We further disclose our plan to remedy the material weaknesses.

Documents Incorporated by Reference, page 92

4. We note your response to prior comment 6; however, if you are eligible to incorporate documents by reference and elect to do so, please specifically list in your documents incorporated by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed pursuant to Section 14 of the Exchange Act since the end of the fiscal year covered by the annual report that you incorporated pursuant to Form S-1 Item 12(a)(1). See Form S-1 Item 12(a)(2). Also, it is unclear how the authority you cite in your response permits you to incorporate by reference the last two documents that you mention in the second bullet point or the document mentioned in the third bullet point; please revise or advise.

We have removed the reference to the 8A Registration Statement and Quarterly Reports for the quarters ending September 30, 2017 and June 30, 2017, from the list of documents incorporated by reference. We have revised the last bullet point to specifically incorporate all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed pursuant to Section 14 of the Exchange Act since the end of the fiscal year covered by our last annual report.

Undertakings, page II-8

5. Please provide the undertakings required by Regulation S-K Item 512(b) and (i). Also, ensure that all undertakings you provide are in the form required by Regulation S-K Item 512.

United States

Securities and Exchange Commission

November 14, 2018

We have added the undertakings required by Regulation S-K Item 512(b) and (i) to Item 17.

Exhibits

6. Please file an opinion of counsel as to the legality of all securities included in the fee table of your registration statement. Note also that the opinion should address whether the shares will, when sold, be legally issued, fully paid and non-assessable; it is unclear whether the first sentence of the fourth paragraph of exhibit 5.1 is addressing when securities will be sold in this offering.

We have revised the first sentence of the fourth paragraph of the opinion of counsel to clarify that the opinion addresses when securities will be sold in the offering. We have also revised the legal opinion to include all securities covered by the Registration Statement. Please see copy of redlined legal opinion included with this correspondence.

7. We note that exhibit 5.1 refers to reliance upon statements and representations of “others.” Please tell us who provided those statements and representations and why the assumptions regarding those facts are necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5). Also, from the fifth paragraph of the opinion, it is unclear what certificated affect the opinion required by Regulation S-K Item 604(b)(5) and why the assumption is necessary and appropriate. Please file a revised opinion or advise.

We have eliminated the last sentence of paragraph 3 of the opinion. We have also eliminated the first sentence of the fifth paragraph of the legal opinion. Please see copy of redlined legal opinion included with this correspondence.

General

8. We may have further comment after you provide all required disclosures, including exhibits and a description of the securities being offered, in response to prior comment 1. Also, please tell us when you plan to file a preliminary proxy statement concerning the reverse stock split mentioned in your response.

We will not be filing a preliminary proxy statement concerning the reverse stock split because under Nevada law NRS 78.207(1), no shareholder approval is required in cases such as this where the number of outstanding shares and the number of authorized shares will both be split.

Sincerely,

/s/ Mark J. Richardson

Mark J. Richardson, Esq.

For

Richardson & Associates

EXHIBIT 5.1

November __, 2018

Envision Solar International, Inc.

5660 Eastgate Dr.

San Diego, California 92121

Re: Envision Solar International, Inc. – Validity of Issuance of Shares

Ladies and Gentlemen:

We have acted as special counsel to Envision Solar International, Inc., a Nevada corporation (the “Company”), in connection with the Company’s Registration Statement on Form S-1 (the “Registration Statement”), relating to the registration under the Securities Act of 1933, as amended (the “Act”), of [ ] shares of common stock, par value $0.001 per share (the “Shares”) , [ ] shares of which (the “Underlying Shares”) are issuable upon the exercise of [ ] warrants to purchase the Company’s common stock, including the investor warrants and representative warrants (collectively, the “Warrants”), and relating to the registration of the Warrants.

In connection with rendering the opinion set forth herein, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates of public officials, certificates of officers or other representatives of the Company and others and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures (including endorsements), the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such documents.

Based upon and subject to the foregoing, we are of the opinion that (a) the Shares, the Warrants, and upon issuance, the Underlying Shares will be, when sold validly issued, fully paid and nonassessable, and (b) the issued and outstanding shares of the Company’s common stock have been validly issued and are fully paid and nonassessable, and (c) the Warrants are binding legal obligations of the Company fully enforceable against it in accordance with the terms and conditions of the Warrants. We express no opinion herein as to any laws other than the General Corporation Law of the State of Nevada.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Registration Statement. We also consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement. We do not admit in providing such consent that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Respectfully submitted,

Mark J. Richardson for

Richardson & Associates